UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐   Yes            ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following document of the Registrant is submitted herewith:

99.1	Press release dated November 27, 2007

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: November 28, 2007		Group Vice President, Legal Affairs and Corporate Secretary

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EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press release dated November 27, 2007

EXHIBIT 99.1

CONTACT:

Donna Battista

Birks & Mayors Inc.

514.397.2511 x.2416

dbattista@birksandmayors.com

BIRKS LEVERAGES STRONG DOLLAR TO REDUCE PRICES

ON SELECTED FINE JEWELLERY AND PRESTIGE WATCH BRANDS

FOR THE FIRST TIME IN SEVERAL DECADES

MONTREAL, QC. – (November 27, 2007) – As one of North America’s leading luxury retailers, Birks & Mayors Inc. responded to the challenge of competing in the North American marketplace with a stronger Canadian dollar by reducing its prices on selected merchandise at all Birks locations in Canada effective today. It is the first time in recent history that Birks has taken such an initiative.

Thomas A. Andruskevich, President and CEO, announced today that the company will institute price changes on many pieces from its world-renowned collection of Birks diamond jewellery as well as many prestigious watch and fine jewellery brands including Cartier, Van Cleef & Arpels, Tag Heuer, Baume & Mercier, Jaeger Le Coultre, Marco Bicego, H.Stern and Roberto Coin. This change reflects the current trade value of the Canadian dollar and reduces price disparity with the U.S. market. “Our strong purchasing power has allowed us the opportunity to negotiate lower costs with our partners and suppliers, so that we may pass on savings to Canadian consumers in the spirit of fair exchange,” stated Andruskevich. “This measure reinforces our commitment to offering fair value to our clients, which, in turn, should make their shopping experience especially beneficial this holiday season.”

Birks’ price reductions are dependent on current foreign exchange rates and will remain in effect only as long as the marketplace permits.

Andruskevich further commented: “While Birks was able to take this aggressive action now in favour of the consumer, market conditions may put upward pressure on prices in early 2008. Although we were able to take advantage of the strong Canadian dollar at this time, there are no guarantees that the Canadian dollar will remain this strong.” In addition, Andruskevich pointed out: “Rising prices of precious metals and certain precious gemstones will likely cause price increases in 2008 on many jewellery and timepiece products. Birks being able to reduce prices is an extraordinary occurrence and presents a unique opportunity for consumers to take advantage of a very limited window in a highly volatile marketplace.”

About Birks&Mayors:

Birks & Mayors Inc. (AMEX:BMJ) operates 71 luxury jewellery stores across Canada, Florida and Georgia. The company posted annual sales of $294.3 million in fiscal 2007 and employs more than 1,100 employees in Canada and the United States. Birks & Mayors operates 38 Birks stores across most major metropolitan markets in Canada and 31 Mayors stores across Florida and Georgia, as well as two Brinkhaus retail locations in Calgary and Vancouver. The company also designs and manufactures fine jewellery, timepieces, silverware and gifts under the Birks brand, which is currently sold through Birks & Mayors retail channels. Founded in 1879, Birks is Canada’s premier luxury brand and the Official Supplier of Jewellery for the 2010 Olympic and Paralympic Winter Games. For more information, please visit www.birks.com

# # #

This press release contains certain “forward-looking” statements concerning market conditions. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements. These risks and uncertainties include, but are not limited to, rising interest rates, changes in the equity markets, consumer confidence, increases in commodity prices, the Company’s ability to limit its exposure to currency exchange risk and fluctuations in the availability and prices of the Company’s merchandise, and the Company’s ability to compete with other jewelers. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 18, 2007. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.